SUPPLEMENT TO

OFFERING MEMORANDUM

Wickes Inc.

Offer to Exchange

Cash and 10% Convertible Notes Due 2007
or 10% Convertible Notes Due 2007
for all outstanding
11 5/8% Senior Subordinated Notes Due 2003

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 3, 2003, UNLESS EXTENDED, WHICH WE REFER TO AS THE EXPIRATION DATE. WITHDRAWAL RIGHTS FOR ACCEPTANCES OF THE EXCHANGE OFFER WILL EXPIRE AT THAT TIME, UNLESS THE EXPIRATION DATE IS EXTENDED.

      This supplement to offering memorandum relates to our offer to exchange either (i) cash and our 10% Convertible Notes due 2007 or (ii) our 10% Convertible Notes due 2007 for all $21,123,000 principal amount of our outstanding 11 5/8% Senior Subordinated Notes due 2003 on the terms and subject to the conditions described in the offering memorandum dated November 4, 2003, which we refer to as the original offering memorandum.

      As described in the original offering memorandum, if you elect to participate in the exchange offer, you may elect to receive, for each $1,000 principal amount of existing notes tendered, either (i) $500 in cash and $250 principal amount of new notes (which we refer to as the cash and new note option) or (ii) $1,000 principal amount of new notes (which we refer to as the new note option). In either case, if the exchange offer is completed, you will also receive accrued and unpaid interest on your existing notes at the existing coupon rate from June 16, 2003, the last interest payment date, through the closing date of the exchange offer. Participation in the exchange offer may only be in existing note denominations of $1,000 and integral multiples thereof.

      We are making the exchange offer because we do not expect to generate sufficient cash from operations to pay the existing notes when they mature on December 15, 2003. Therefore, unless all existing notes are tendered in the exchange offer or we are otherwise able to purchase or repay existing notes, we expect to default on our payment obligation. In that event, an event of default will have occurred on our obligations under the indenture governing the existing notes, as well as under all of our other indebtedness. Therefore, the principal and accrued interest due on all of our indebtedness (approximately $119,930,000 as of September 27, 2003), if accelerated, will become immediately due and payable. If, as is currently anticipated, we are unable to obtain immediate financing to pay such amounts, we may seek to file a voluntary petition, or may have an involuntary petition filed against us by our creditors in a bankruptcy court under the U. S. Bankruptcy Code. It is difficult to predict the outcome of bankruptcy proceedings but, as described under “Summary — Our Liquidity Crisis” in the original offering memorandum, it is likely you would lose all or a substantial portion of your investment in your existing notes in connection with any such proceeding. Our board has concluded, based on the liquidation analysis described on pages 5 through 8 of the original offering memorandum, that the amount of cash being offered in the cash and new note option is approximately $267 more than the estimated amount a holder of $1,000 principal amount of existing notes would receive in an orderly liquidation of the company and $500 more than a holder of $1,000 principal amount of existing notes would receive in a forced liquidation of the company.

      All terms of the exchange offer remain the same. This supplement to the offering memorandum contains summary consolidated financial data for the nine months ended September 27, 2003 and the nine months ended September 28, 2002, and restated consolidated financial data for the six months ended June 29, 2002 and for fiscal years 2002, 2001, 2000, 1999 and 1998.

      Neither the new notes nor the common stock into which the new notes may be converted have been approved or disapproved by the Securities and Exchange Commission, any state or foreign securities authority or any other regulatory authority, nor has the SEC or any such authority passed upon the fairness or merits of these transactions or upon the accuracy or adequacy of the information contained in this supplement to offering memorandum. Any representation to the contrary is unlawful.

      Any questions regarding the terms of this supplement to offering memorandum or the original offering memorandum should be directed to the company at (847) 367-3414.

      The date of this supplement to offering memorandum is November 25, 2003.

RECENT DEVELOPMENTS

Third Quarter Operating Results

      We recently reported a third quarter 2003 loss from continuing operations of $3.3 million, or $0.40 per fully diluted common share, compared to a loss from continuing operations of $2.2 million, or $0.27 per fully diluted common share, for the third quarter of 2002. The third quarter of 2002 also included income from discontinued operations of $3.3 million, or $0.39 per fully diluted common share, which resulted in net income of $1.1 million, or $0.13 per fully diluted share.

      Our third quarter same store sales increased 5.9 percent over the prior year. The third quarter 2002 sales figure of $153.1 million includes $17.0 million in sales at centers sold or closed prior to the third quarter of 2003. Removing these closed operations from last year’s figure, our sales of $144.1 million for the third quarter of 2003 increased from $136.1 million in the third quarter of 2002. This sales increase reverses the same store sales decreases of 16.0 percent and 9.0 percent, respectively, we experienced in this year’s first and second quarters.

      In the fourth quarter of 2002, we sold thirty-one sales and distribution centers and four component plants to Lanoga Corporation. The results of these operations have been reclassified as discontinued operations for the three and nine month periods ended September 28, 2002, including sales of $84.1 million for the third quarter of 2002 and $208.6 million in sales for the first nine months of 2002. In addition, we have sold or closed seven other sales and distribution centers since the third quarter of 2002. As described in the original offering memorandum, we currently operate 52 sales and distribution facilities compared to 59 sales and distribution facilities as of September 28, 2002.

      We reported gross profit of $27.8 million or 19.3 percent of sales for the third quarter of 2003 compared to $32.7 million or 21.3 percent of sales reported for the third quarter of 2002. However, a heightened focus on expense controls has yielded significant improvement, with selling, general and administrative expenses comprising 18.3 percent of sales for the third quarter of 2003 compared to 21.0 percent of sales during last year’s third quarter.

      We believe our gross profit decline is temporary and was affected by several factors. Commodity lumber prices, particularly in plywood and panel products, have seen significant cost increases. This has caused a short-term compression in margins in these products. In addition, our manufacturing efficiencies were significantly less than anticipated. This resulted in increased cost of sales for our internally manufactured trusses and wall panels, although our expense controls more than offset these margin decreases.

      Income from continuing operations before interest and taxes of $0.3 million for the third quarter of 2003 improved significantly from this year’s first and second quarter losses from continuing operations before interest and taxes of $9.1 million and $9.2 million, respectively.

      Balance sheet improvements also continued with long term debt including current maturities declining $65.1 million, or 35 percent, to $118.8 million as of September 27, 2003 compared to the $183.9 million balance as of September 28, 2002, primarily as a result of the use of the Lanoga sale proceeds to reduce indebtedness.

Proposed Transactions with Bradco

      We have entered into an agreement with Barry Segal, Martin Segal and Bradco Supply Corporation whereby Barry Segal has agreed to exchange his outstanding existing notes in the aggregate principal amount of approximately $3,550,000 for cash and new notes pursuant to the terms and conditions of the exchange offer. In order to induce Mr. Segal to participate in the exchange offer, we have agreed, subject to the closing of the exchange offer, to sell to Bradco certain real estate and improvements owned by the company located in Walden, New York and Exton, Pennsylvania, which we will refer to as the subject property. The purchase price for the subject property will be $3,016,250 (approximately 95% of the appraised fair market value of the subject property), $2,128,750 of which will be paid by Bradco in cash, and the balance of which will be paid by the delivery of new notes for cancellation in the aggregate principal amount of $887,500. No brokerage commission will be paid in connection with the sale of the subject property. As a condition to the sale of the subject property, Bradco has agreed to lease back the subject property to us for a term of twenty (20) years at an initial base rent of $316,706 per year net of real estate taxes, insurance and operating costs. We will have the one time option, at the end of the fifth year of the lease term, to buy back the subject property for a cash purchase price of $3,468,687.50. We will also have the one time option to terminate the lease at the end of the tenth year of the lease term.

      In connection with and as an additional condition to the obligations of Barry Segal, Martin Segal and Bradco to close these transactions, certain members of Wickes management have agreed to purchase from those persons a total of 1,301,801 shares of our common stock (approximately 15.7% of our outstanding shares), representing all of the outstanding shares of Wickes common stock owned by them, for a cash purchase price of $0.50 per share, or a total of $650,900.

SUMMARY CONSOLIDATED FINANCIAL DATA

      As disclosed in the original offering memorandum, subsequent to the issuance of our consolidated financial statements, we determined that certain interest, employee benefits, depreciation and manufacturing related expenses incurred during fiscal years 2002, 2001 and 2000 were not properly classified. Although these mis-classifications did not affect our previously reported net sales or net income(loss), management and the audit committee of our board of directors concluded that we should restate our financial statements for fiscal years 2002, 2001 and 2000. We have completed these restatements and have filed with the SEC an amendment to our Form 10-K for the year ended December 28, 2002 containing our restated consolidated financial statements for fiscal years 2002, 2001 and 2000, revisions to other sections of the Form 10-K, including Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the opinion of our independent auditors on our restated financial statements. Our auditors’ report on the restated financial statements includes an explanatory paragraph relating to the company’s ability to continue as a going concern. We have also filed amendments to our Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003 and June 28, 2003 containing our unaudited restated consolidated financial statements for the first two quarters of 2002 and our Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 containing our unaudited consolidated financial statements for the three and nine months then ended. Our Annual Report on Form 10-K/A for the fiscal year ended December 28, 2002, our Quarterly Reports on Form 10-Q/A for the quarters ended March 29, 2003 and June 28, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 are incorporated herein by reference.

      The Summary Consolidated Financial Data that appear below are derived from the consolidated financial statements contained in those SEC reports.

Summary Consolidated Financial Data

WICKES INC. AND SUBSIDIARIES

(in thousands, except ratios and per share data)

	Nine Months Ended		Fiscal Year Ended

	September 27,	September 28,	Dec. 28,	Dec. 29,	Dec. 30,	Dec. 25,	Dec. 26,
	2003	2002	2002	2001	2000	1999	1998

			(As	(As	(As	(As	(As
	(Unaudited)		Restated)	Restated)	Restated)	Restated)	Restated)
Income Statement Data:
Net Sales	$372,715	$449,086	$577,731	$710,000	$726,375	$777,244	$631,209
Gross Profit	74,056	94,545	122,373	145,614	149,563	153,775	127,625
Selling, general and administrative expense	84,737	92,472	125,970	149,979	152,919	141,637	124,896
Depreciation and amortization	2,997	3,320	4,328	5,518	4,967	4,764	3,792
Provision for doubtful accounts	704	961	1,281	916	727	1,331	2,402
Impairments	—	—	12,894	—	—	—	—
Store closing costs and other charges	5,590	2,370	3,554	1,744	—	—	5,932
Other operating income	(2,043)	(2,713)	(2,941)	(3,421)	(13,163)	(3,682)	(4,415)
(Loss) income from continuing operations before interest and taxes	(17,929)	(1,865)	(22,713)	(9,122)	4,113	9,725	(4,982)
Interest expense	10,666	8,484	11,139	15,583	17,608	17,127	15,097
(Loss) from continuing operations before income taxes	(28,595)	(10,349)	(33,852)	(24,705)	(13,495)	(7,402)	(20,079)
Income tax provision (benefit)	19,796	(3,750)	(13,450)	(8,831)	(4,243)	(2,395)	(7,084)
Loss from continuing operations	(48,391)	(6,599)	(20,402)	(15,874)	(9,252)	(5,007)	(12,995)
(Loss) income from discontinued operations	(385)	6,237	29,529	8,800	12,106	12,595	12,030
Net (loss) income	(48,776)	(362)	9,127	(7,074)	2,854	7,588	(965)
Per Share Data:
Loss from continuing operations per common share — basic and diluted	$(5.82)	$(0.80)	$(2.46)	$(1.92)	$(1.12)	$(0.61)	$(1.59)
(Loss) income from discontinued operations per common share — basic	(0.05)	0.75	3.56	1.06	1.47	1.53	1.47
(Loss) income from discontinued operations per common share — diluted	(0.05)	0.74	3.51	1.05	1.43	1.51	1.46
Net (loss) income per common share — basic	(5.87)	(0.04)	1.10	(0.85)	0.35	0.92	(0.12)
Net (loss) income per common share — diluted	(5.87)	(0.04)	1.08	(0.85)	0.34	0.91	(0.12)
Weighted average common shares — basic	8,307,984	8,288,921	8,293,261	8,277,190	8,249,774	8,216,265	8,197,542
Weighted average common shares — diluted	8,307,984	8,423,341	8,416,481	8,403,742	8,466,383	8,330,571	8,248,967
Operating Data:
Depreciation and amortization (including amounts reported as cost of sales)	$3,842	$4,272	$5,544	$7,187	$6,180	$5,400	$4,352
Deferred financing cost amortization	1,979	1,166	1,586	1,449	1,274	1,510	1,447
Capital expenditures	2,300	893	1,883	9,222	7,898	7,216	4,446
Net cash (used in) provided by operating activities	(29,030)	11,225	27,541	(424)	(4,473)	(17,095)	(9,178)
Net cash provided by (used in) investing activities	9,053	3,356	81,624	(7,397)	(7,486)	(16,281)	(274)
Net cash provided by (used in) financing activities	19,965	(18,522)	(107,626)	(4,860)	(5,478)	27,086	975
Net cash provided by (used in) discontinued operations	—	3,930	(1,652)	12,612	17,607	6,297	8,466
Balance Sheet Data (at period end):
Working capital continuing operations	$43,860	$77,252	$49,456	$93,258	$108,152	$126,994	$105,430
Total assets	155,453	284,727	173,987	297,073	300,928	334,009	292,183
Total long-term debt, less current maturities	95,380	173,100	67,363	193,253	200,403	220,742	191,961
Total stockholders’ (deficit) equity	(12,746)	26,532	36,030	26,771	33,896	30,819	23,148
Other Data:
Ratio of earnings to fixed charges(1)	(1.13)	0.11	(1.22)	(0.21)	0.40	0.65	(0.09)
Same store sales growth	–5.1%	–7.2%	–9.3%	–2.4%	–7.4%	21.9%	8.4%
Building centers open at end of period (excluding discontinued operations)	52	59	58	67	70	70	70

(1)	For the computation of this ratio, earnings consist of income (loss) from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense and a portion of operating lease rental expense that is representative of the interest factor attributable to interest expense. Such earnings were insufficient to cover fixed charges by $29.0 million, $10.3 million, $33.9 million, $24.7 million, $13.5 million, $7.4 million, and $20.1 million for the periods ended September 27, 2003, September 28, 2002, December 28, 2002, December 29, 2001, December 30, 2000, December 25, 1999 and December 26, 1998, respectively.

     A summary of the effects of the restatement of the consolidated financial statements for fiscal years 2002, 2001 and 2000 which appear in the original offering memorandum is as follows:

(in thousands, except per share data)

	2002		2001		2000

	As	As	As	As	As	As
	Reported	Restated	Reported	Restated	Reported	Restated

Cost of sales	$463,718	$455,358	$564,386	$564,386	$576,812	$576,812

Gross profit	114,013	122,373	145,614	145,614	149,563	149,563

Selling, general and administrative expenses	112,884	125,970	143,587	149,979	145,193	152,919
Depreciation and amortization	4,301	4,328	5,239	5,518	4,710	4,967
(Loss) income from continuing operations before interest and taxes	(17,960)	(22,713)	(2,451)	(9,122)	12,096	4,113
Interest expense	16,029	11,139	21,787	15,583	24,322	17,608
Loss from continuing operations before income taxes	(33,989)	(33,852)	(24,238)	(24,705)	(12,226)	(13,495)
Income tax benefit	(13,503)	(13,450)	(8,648)	(8,831)	(3,745)	(4,243)
Loss from continuing operations	(20,486)	(20,402)	(15,590)	(15,874)	(8,481)	(9,252)

Discontinued operations:
Income, net of taxes	7,263	7,179	8,516	8,800	11,335	12,106
Income from discontinued operations	29,613	29,529	8,516	8,800	11,335	12,106
Net income (loss)	9,127	9,127	(7,074)	(7,074)	2,854	2,854

Per share data:
Loss from continuing operations per common share — basic and diluted	$(2.47)	$(2.46)	$(1.88)	$(1.92)	$(1.03)	$(1.12)

Income from discontinued operations per common share — basic	3.57	3.56	1.03	1.06	1.37	1.47

Income from discontinued operations per common share — diluted	3.52	3.51	1.01	1.05	1.34	1.43

Net income (loss) per common share — basic	1.10	1.10	(0.85)	(0.85)	0.35	0.35

Net income (loss) per common share — diluted	1.08	1.08	(0.85)	(0.85)	0.34	0.34

      A summary of the effects of the restatement of the consolidated financial statements for fiscal years 1999 and 1998 which appear in the original offering memorandum is as follows:

(in thousands, except per share data)

	1999		1998

	As	As	As	As
	Reported	Restated	Reported	Restated

Cost of sales	$623,469	$623,469	$503,584	$503,584

Gross profit	153,775	153,775	127,625	127,625

Selling, general and administrative expenses	132,976	141,637	116,791	124,896
Depreciation and amortization	4,764	4,764	3,860	3,792
(Loss) income from continuing operations	18,386	9,725	3,055	(4,982)
Interest expense	23,302	17,127	21,632	15,097
Loss from continuing operations before income taxes	(4,916)	(7,402)	(18,577)	(20,079)
Income tax benefit	(1,418)	(2,395)	(6,494)	(7,084)
Loss from continuing operations	(3,498)	(5,007)	(12,083)	(12,995)

Discontinued operations:
Income, net of taxes	11,086	12,595	11,118	12,030
Income from discontinued operations	11,086	12,595	11,118	12,030
Net income (loss)	7,588	7,588	(965)	(965)

Per share data:
Loss from continuing operations per common share — basic and diluted	$(.43)	$(.61)	$(1.47)	$(1.59)

Income from discontinued operations per common share — basic	1.35	1.53	1.36	1.47

Income from discontinued operations per common share — diluted	1.33	1.51	1.35	1.46

Net income (loss) per common share — basic	.92	.92	(.12)	(.12)

Net income (loss) per common share — diluted	.91	.91	(.12)	(.12)

      A summary of the effects of the restatement of the consolidated financial statements for the six months ended June 29, 2002 which appear in the original offering memorandum is as follows:

(in thousands, except per share data)

	Six Months Ended
	June 29,	June 29,
	2002	2002

	As	As
	Reported	Restated
(in thousands, except per share data)
Selling, general and administrative expenses	$58,947	$60,356
Depreciation and amortization	2,283	2,255
(Loss) income from continuing operations before interest and taxes	352	(1,031)
Interest expense	8,491	5,706
Loss from continuing operations before income taxes	(8,139)	(6,737)
Income tax benefit	(2,909)	(2,360)
Loss from continuing operations	(5,230)	(4,377)

Discontinued operations:
Income from discontinued operations	3,745	2,892
Net loss	(1,485)	(1,485)
Per share data:
Loss from continuing operations per common share — basic and diluted	$(0.63)	$(0.53)

Income from discontinued operations per common share — basic	0.45	0.35

Income from discontinued operations per common share — diluted	0.45	0.34
Net (loss) income per share — basic and diluted	(0.18)	(0.18)

Weighted average common shares — for basic	8,286,837	8,286,837

Weighted average common shares — for diluted	8,402,471	8,402,471

OTHER INFORMATION

      The original offering memorandum incorrectly states that the existing notes are eligible for trading on the Private Offerings, Resale and Trading through Automated Linkages market, known as PORTAL, and that we will designate the new notes eligible for trading in the PORTAL market. In fact, we were subsequently advised that neither the old notes nor the new notes are or will be eligible for trading in the PORTAL market.

      Trading activity for the existing notes is limited and sporadic, and prices may fluctuate significantly depending on the volume of trading in the existing notes. The trading market in the new notes, and for any existing notes remaining outstanding following completion of the exchange offer, will likely be limited and sporadic, and prices may fluctuate significantly depending on the volume of trading in the new notes and any existing notes remaining outstanding after the exchange offer.

PROCEDURE FOR TENDERING NOTES

      If you have already tendered your existing notes pursuant to the exchange offer and have not withdrawn your existing notes, you do not need to take any further action to receive cash and new notes or new notes.

      If you wish to tender but have not yet done so, you should follow the instructions included in the letter of transmittal previously provided.

      Letters of transmittal, certificates for the existing notes and any other required documents should be sent by each holder or its broker, dealer, commercial bank, trust company or other nominee to the exchange agent:

HSBC Bank USA

Lower Level
One Hanson Place
Brooklyn, New York 11243
Ref: Issuer Services
Attn: Paulette Shaw

By Facsimile:

(718) 488-4488

Confirm by Telephone:

(718) 488-4475

      Any questions regarding procedures for tendering existing notes or requests for additional copies of this supplement to offering memorandum or the original offering memorandum and letters of transmittal should be directed to the Information Agent:

D. F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Toll-Free Telephone: (888) 869-7406

      Any questions regarding the terms of this supplement to offering memorandum or the original offering memorandum should be directed to the company:

Wickes Inc.

706 North Deerpath Drive
Vernon Hills, Illinois 60061
(847) 367-3414
James A. Hopwood
Senior Vice President and
Chief Financial Officer